EXHIBIT 4

                      SPINNER GLOBAL TECHNOLOGY FUND, LTD.


                                  May __, 2003

VIA FACSIMILE

[Recipient Name and Address]

Dear [        ]:

     We are very pleased that you have agreed to become a member of a slate of nominees (the "Slate") of Spinner Global Technology Fund, Ltd. (the "Fund") to stand for election as a director of Trikon Technologies, Inc. ("Trikon") at the 2003 Annual Meeting of Stockholders of Trikon (the "2003 Annual Meeting"), expected to be held on May 22, 2003.

     The Fund shall pay all costs of the proxy solicitation, and shall reimburse you for any expenses you may incur in connection with you being a member of the Slate.

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Fund is relying upon your agreement to seek nomination. In that connection, we have enclosed a Questionnaire in which you will provide the Fund with information necessary for us to make appropriate disclosures in preparing the proxy material to be sent to stockholders and to be filed with the Securities and Exchange Commission. We have also enclosed a form letter to Trikon informing it that you consent to being a nominee of the Fund for the election as a director of Trikon and, if elected, consent to serving as a director of Trikon.

     In consideration of your agreement to serve on the Slate, the Fund hereby agrees that, so long as you actually serve on the Slate, the Fund will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Trikon on the Slate. Your right of indemnification hereunder shall continue after the election has taken place but only for events which occurred during the period from the date hereof until the date of the 2003 Annual Meeting regarding the election of the Slate in the event that you are a candidate for election at the 2003 Annual Meeting.

     Anything to the contrary herein notwithstanding, the Fund is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the 2003 Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Trikon's Board of Directors or for any actions taken by you as a director of Trikon, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the proxy contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing


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May __, 2003
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the Slate; (ii) if you acted in a manner which constitutes gross negligence or willful misconduct; or (iii) if the claim is based upon any misstatement or omission of material fact in your Questionnaire.

     In the event that you desire to make any claim for indemnification hereunder, you shall promptly notify the Fund in the event of any third-party claim actually made against you or known by you to be threatened. In addition, with respect to any such claim, the Fund shall be entitled to control your defense with counsel chosen by the Fund. The Fund shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Fund may not enter into any settlement of any such claim without your consent unless such settlement includes a complete release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of Trikon all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Trikon. As a result, there is, and can be, no agreement or understanding in any way between you and the Fund which governs the decisions which you will make as a director of Trikon.

     This letter sets forth the entire agreement between the Fund and you as to the subject matter herein, and cannot be amended, modified or terminated except by a writing executed by both of us.

     This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

     On behalf of the Fund, I am very pleased with your decision to stand for election on the Slate. Should you have any questions, feel free to call Joe Spiegel or me.

     Should the foregoing accurately reflect your understanding, please so indicate in the space provided below, and return to the Fund, together with the completed Questionnaire and Consent Letter, whereupon this letter will become a binding agreement between us.


                                            Very Truly Yours,

                                            By: ______________________________
                                            Name:  Arthur C. Spinner
                                                   Director

Agreed to and Accepted as
of the date first above written:

___________________________
Name: [                   ]


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                               CONSENT OF NOMINEE

     [          ] hereby consents to being named as a nominee for election as a director of Trikon Technologies, Inc. (the "Company"), in the proxy statement and other materials concerning the nomination by Spinner Global Technology Fund, Ltd. (the "Fund") in connection with the solicitation of proxies by the Fund from stockholders of the Company to be voted at the 2003 Annual Meeting of Stockholders of the Company and any adjournment or postponement, thereof, and further consents to serve as a director of the Company, if elected.

                                            By:   ______________________________
                                            Name: [                   ]


May __, 2003